Exhibit 99.1

Noah Holdings Limited Announces Results of Annual General Meeting and Payment of
Final Dividend and Special Dividend

SINGAPORE, June 11, 2026 /PRNewswire/ -- Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors, today announced that its annual general meeting (the “AGM”) was held in Hong Kong on June 11, 2026 and that all the proposed resolutions submitted for shareholders’ approval as set forth in the notice of the AGM dated April 30, 2026 were duly passed at the AGM.

The Company also announced that it will distribute (i) a final dividend of RMB306.0 million (approximately US$45.2 million based on the latest exchange rates available as of the date of this announcement) in aggregate (with a distribution ratio of RMB0.933 (equivalent to approximately US$0.138, or approximately HK$1.073) per share (tax inclusive)) in respect of the year ended December 31, 2025; and (ii) a special dividend of RMB306.0 million (approximately US$45.2 million) in aggregate (with a distribution ratio of RMB0.933 (equivalent to approximately US$0.138, or approximately HK$1.073) per share (tax inclusive)), to shareholders whose names appear on the register of members of the Company as of the close of business on July 9, 2026 (the “Dividend Record Date”). The distribution ratio per share is subject to adjustment to the number of shares of the Company entitled to dividend distribution as of the Dividend Record Date and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment. The Company will make further announcement in respect of the final rate of final payment in U.S. dollars (for ADS holders and for holders of ordinary shares whose shares registered on the Company’s principal share register in the Cayman Islands) and in Hong Kong dollars (for registered holders of the ordinary shares whose shares registered on the Company’s Hong Kong share register in Hong Kong) on or immediately after the Dividend Record Date and in accordance with the Company’s memorandum and articles of association, the Hong Kong Listing Rules, and applicable laws and regulations.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors. Noah’s American depositary shares, or ADSs, are listed on the New York Stock Exchange under the symbol “NOAH,” and its shares are listed on the main board of the Hong Kong Stock Exchange under the stock code “6686.” One ADS represents five ordinary shares, par value $0.00005 per share.

In the first quarter of 2026, Noah distributed RMB23.3 billion (US$3.4 billion) of investment products. Through Gopher Asset Management and Olive Asset Management, Noah had assets under management of RMB140.2 billion (US$20.3 billion) as of March 31, 2026.

Founded in 2005, the firm pioneered a business model combining wealth management and asset management and has continued to build its international platform over the years. As of March 31, 2026, Noah had 468,983 registered clients. The Group reports its operations under six business segments — Domestic public securities (Noah Upright), Domestic asset management (Gopher Asset Management), Domestic insurance (Glory), Overseas wealth management (ARK Wealth Management), Overseas asset management (Olive Asset Management), and Overseas insurance and comprehensive services (Glory Family Heritage) — plus headquarters. As of March 31, 2026, Noah had established branches and service capabilities across mainland China, Hong Kong, Singapore, Japan, and key U.S. markets, including New York, Los Angeles, and Silicon Valley, reflecting its international operating footprint.

For more information, please visit Noah’s investor relations website at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions globally and in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.